Exhibit 21.1

SUBSIDIARIES OF W&T OFFSHORE, INC.

The subsidiaries of W&T Offshore, Inc. are listed below.

Name	State of Organization	Percent Owned
N.O. Properties LLC	Delaware	100.0%

W&T Energy VI, LLC	Delaware	100.0%

W&T Energy VII, LLC	Delaware	100.0%

White Shoal Pipeline Corporation	Delaware	73.4%